2000 N. M-63 • BENTON HARBOR, MI 49022-2692

269-923-3822

DANIEL F. HOPP

SENIOR VICE PRESIDENT, CORPORATE AFFAIRS

GENERAL COUNSEL AND SECRETARY

January 17, 2008

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention: Kathleen Krebs

Re:	Whirlpool Corporation Definitive Proxy Statement on Schedule 14A Filed on March 12, 2007 File No. 001-03932

Ladies and Gentlemen:

As Senior Vice President, Corporate Affairs, General Counsel and Secretary of Whirlpool Corporation (the “Company”), I am responding to the letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated January 3, 2008, in which you provided additional comments on the above referenced filing following your review of our response letter dated October 30, 2007. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). As noted in the Company’s responses below, all proposed revisions refer to the intended method of the Company and Human Resources Committee of the Board of Directors for complying with the Staff’s comments in the Company’s future filings with the Commission. Capitalized terms defined in the Company’s proxy statement and used in this letter but not otherwise defined herein have the meanings assigned to them in the proxy statement.

Compensation Discussion and Analysis, page 22

The Objectives of Whirlpool’s Compensation Program, page 22

Securities and Exchange Commission

January 17, 2008

1.	We have considered your response to comment three in our letter dated August 21, 2007. We encourage you to include an overview discussion, similar to the helpful explanation you include in your response, of your compensation program and how it results in the forms and levels of compensation reflected in the executive compensation tables that follow.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it will include in future filings an overview discussion of its compensation program and how it results in the forms and levels of compensation reflected in the executive compensation tables.

Short-Term Incentives, page 26

Long-Term Incentives, page 27

2.	Please provide a more comprehensive analysis as to why disclosure of your return on equity targets and your other company and individual targets would cause you competitive harm and should be afforded confidential treatment. Your response should include a thorough and detailed analysis focusing on the specific facts and circumstances of your business and targets.

Response: The measures established for PEP awards and SEP performance unit and/or restricted stock unit awards, such as return on equity, EVA, market share, customer loyalty, revenue, earnings from continuing operations, cost of quality, free cash flow, earnings per share from continuing operations and Maytag integration, are based on forward-looking financial metrics contained in the Company’s confidential annual and long-range operating plans (collectively, the “Confidential Measures”). For the reasons set forth below, the Company believes that disclosure of these Confidential Measures would be detrimental and cause substantial harm to the Company and consequently its stockholders.

Statutory Provisions and Legal Interpretation of Commercial or Financial Information

The Commission is authorized and has adopted regulations to afford confidential treatment to any information that would be exempt from mandatory disclosure under the Freedom of Information Act (“FOIA”). Exemption 4 of the FOIA exempts from the class of materials which public agencies must publicly disclose “[t]rade secrets and commercial or financial information obtained from a person and privileged or confidential.” 5 U.S.C. §552(b)(4) (1977). Exemption 4 is intended to protect both the interests of commercial entities that submit proprietary or other commercially valuable

Securities and Exchange Commission

January 17, 2008

information to the government and the interests of the government in receiving continued access to such data.

The test set forth in Exemption 4 has two principal parts. First, in order for the exemption to be available, information for which confidential treatment is sought must constitute “trade secrets” and/or “commercial or financial information.” See, e.g., Nat’l Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974). The terms “commercial or financial information” found in Exemption 4 of the FOIA will be used in this letter as they have been defined in court decisions. The United States Court of Appeals for the District of Columbia has held that these terms should be given their ordinary meanings, and has specifically rejected the argument that the term “commercial” be confined to records that “reveal basic commercial operations,” holding instead that records are commercial so long as the submitter has a “commercial interest” in them. Public Citizen Health Research Group v. Food and Drug Administration, 704 F.2d 1280, 1290 (D.C. Cir. 1983).

Second, the information must be “privileged” or “confidential,” with the term “confidential” being interpreted by courts in accordance with uniform criteria. Under such criteria, commercial or financial information will be deemed “confidential” if disclosure thereof would be likely “to cause substantial harm to the competitive position of the person from whom the information was obtained.” Nat’l Parks and Conservation Ass’n. v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974); see also Critical Mass Energy Report v. Nuclear Regulatory Comm’n., 975 F.2d 871 (D.C. Cir. 1992); McDonnell Douglas Corp. v. National Aeronautics & Space Admin., 180 F.3d 303, 306-07 (D.C. Cir. 1999) (court found that where information “would be to the competitor’s advantage . . . it follows that appellant will be competitively harmed by that disclosure,” and held such information to be confidential).

Analysis Regarding Confidential Measures

The Company respectfully submits that the Confidential Measures constitute confidential commercial or financial information of significant competitive value, and therefore, the information may properly be withheld from public access under Exemption 4 of the FOIA and the Securities Exchange Act of 1934. The Confidential Measures should be afforded confidential treatment for the reasons set forth below.

The competition in the home appliance industry is very intense, and disclosure of the Confidential Measures could undermine the Company’s competitive position.

The Confidential Measures should be afforded confidential treatment for the following reasons. First, the Company’s business is highly competitive and is characterized by

Securities and Exchange Commission

January 17, 2008

intense competition on a national and international basis. The Company competes with many global competitors including (among others) Electrolux, GE, Kenmore, LG, Bosch Siemens, Samsung, Fisher & Paykel, and Haier, many of whom do not publicly file information with the Commission or otherwise. Moreover, the U.S. customer base is characterized by large, sophisticated trade customers who have many choices and demand competitive products, services, and prices. Competition in the Company’s markets is based upon a wide variety of factors, including cost, selling price, distribution, performance, innovation, product features, quality, and other financial incentives (such as promotional programs and rebates). Disclosure of the Confidential Measures would provide current or future competitors with important insights into forward-looking financial metrics from the Company’s confidential annual and long-range operating plans and would expose the Company to substantial harm from competitors in a variety of ways.

Courts have given great latitude to arguments presented on what constitutes competitive harm. In Burke Energy Corp. v. Dept. of Energy for U.S., 583 F. Supp. 507, 511 (D. Kan. 1984), the court stated that “[t]he kind of substantial competitive harm that is likely to result is that the disclosure. . . . would enable competitors to gain otherwise confidential information about [its] financial situation.” See also, e.g., Board of Trade v. CFTC, 627 F.2d 392 (D.C. Cir. 1980); Braintree Electric Light Dept. v. DOE, 494 F. Supp. 287 (D.C.D.C. 1980); and Burroughs Corp. v. Brown, 501 F. Supp. 375 (E.D. Va. 1980), aff’d, 654 F.2d 294 (4th Cir. 1981). Each year Whirlpool incurs significant cost to develop market and economic data for its confidential annual and long-range operating plans. This data includes the measures identified above as used for PEP awards and SEP performance unit and/or restricted stock unit awards. By gaining knowledge of the Company’s goals with respect to return on equity, EVA, market share, free cash flow and other areas, competitors would be able to use this information to make strategic decisions about how best to compete with the Company. In particular, competitors could use such information to:

•	focus resources on trade customers, global markets or products targeted by the Company for expansion;

•	strategically undercut the Company’s pricing, promotional programs and other marketplace initiatives, such as cooperative advertising and co-marketing, to effectively compete against Whirlpool;

•	unfairly capitalize upon the customer loyalty and brand awareness metrics the Company considers essential to success in the marketplace;

Securities and Exchange Commission

January 17, 2008

•	impair the Company’s integration and cost synergy initiatives with respect to recent acquisitions, such as Maytag;

•	inform themselves and customers about the Company’s forward-looking impressions of its products and the markets in which it competes; and

•	obtain an unfair advantage in competing with the Company for acquisition and trade distribution opportunities.

The disclosure of the Confidential Measures would also allow the Company’s competitors to use such measures without having to bear the cost of extensive market and economic research to develop their own measures. Typically, the Company spends a significant amount of time and expense in developing its confidential annual and long-range operating plans and the targets derived therefrom.

Second, because the market in which the Company competes for talent is highly competitive, the Confidential Measures would be used by the Company’s compensation comparator group and/or executive recruiters to offer competing employment packages to executives of the Company. The Company believes that the disclosure of the Confidential Measures would place the Company at a significant competitive disadvantage for executive talent and that the loss of key executives would harm the Company and its stockholders.

Finally, since the performance period for SEP may not be complete by the time the Company is required to file its proxy statement relating to prior year executive compensation, the Confidential Measures may reflect confidential financial projections over a multi-year period. The disclosure of forward-looking financial metrics that are designed to focus senior management on achieving critical multi-year operational goals in the Company’s confidential long-range operating plan would provide its competitors (both in the industry and for talent) with valuable knowledge of the Company’s business strategy and would likely result in competitive disadvantage. Even though the performance period for PEP is usually one year, the Company has similar concerns because the disclosure of forward-looking financial targets, even after the performance period is over, would allow competitors, financial analysts, stockholders and potential investors to develop trend information about the Company to its detriment, especially since the targets are derived from the Company’s confidential annual and long-range operating plans.

Public disclosure of the Confidential Measures is not necessary to protect our stockholders and investors.

Securities and Exchange Commission

January 17, 2008

Confidential treatment is not requested for the material terms of PEP and SEP taken as a whole and, as discussed in the Company’s prior response letter to the Staff dated October 30, 2007, the Company is planning in the future to provide expanded analysis regarding PEP and SEP and the awards thereunder. Furthermore, the terms for which confidential treatment is requested are as narrowly tailored and circumscribed as possible, and substantially all of the other terms of PEP and SEP would otherwise be available for review by the Company’s stockholders and investors. The Confidential Measures are not the type of information that the Company normally releases to the public, because the Confidential Measures contain commercially sensitive information which would be a benefit to competitors (both in the industry and for talent) and executive recruiters. The Company believes that the information about PEP and SEP disclosed (or to be disclosed in the future as discussed in the Company’s October 2007 response letter to the Staff) is sufficient, taken together with the other information in the Company’s proxy statement and other public filings, to enable stockholders and potential investors to reasonably evaluate the Company’s executive compensation program and decisions (especially with respect to PEP and SEP) and make a decision as to whether to invest or trade in the Company’s securities. In the Company’s view, the Confidential Measures would not provide stockholders and investors with a more complete understanding of the operation of PEP and SEP or the range of payouts under such plans. Accordingly, the Company believes that this request to keep the Confidential Measures confidential strikes the appropriate balance between the interests of the Company and the public. Moreover, the Company submits that disclosure of the Confidential Measures to the public is not necessary to assure adequate public information about PEP and SEP. Conversely, disclosure of the Confidential Measures may in fact be detrimental to the interests of stockholders and prospective investors since, as discussed above, third parties may be able to use this information to gain an unfair advantage over the Company in manufacturing or marketing competitive products, soliciting away the Company’s talent and otherwise utilizing the information to their competitive advantage.

Confidential Measures Not Otherwise Available

To the best of the Company’s knowledge, (1) the Confidential Measures (including the measures discussed in the next paragraph) are not available publicly, nor is it possible to determine the Confidential Measures from publicly available sources, (2) the Company has made every effort not to publicly disclose the Confidential Measures and (3) access to Confidential Measures has been restricted to those persons that either have been instructed to keep such information confidential or are under a duty to keep such information confidential. It is highly unlikely, therefore, that the Confidential Measures will become public knowledge unless the Commission requires the disclosure of the Confidential Measures.

Securities and Exchange Commission

January 17, 2008

The Company has provided in the past public guidance on free cash flow and earnings per share. These two measures have been used by the Human Resources Committee in the past in both PEP and SEP, along with a number of other financial and non-financial measures. For example, free cash flow and earnings per share were just two of the thirteen measures used by the Human Resources Committee in exercising negative discretion under PEP in 2006. However, the targets used for PEP and SEP may be different than the guidance given by the Company in its quarterly and annual earnings presentations because of the different purposes and uses for such information. As such, the disclosure of the targets for these two measures in the Company’s proxy statement would involve disclosing otherwise confidential information and would likely cause confusion among financial analysts, stockholders and potential investors. In addition, the disclosure of two of many targets used by the Human Resources Committee in exercising negative discretion would not be meaningful to a fair understanding of the compensation awarded or earned under PEP and SEP. Rather, the Company believes that the information about PEP and SEP previously disclosed (or to be disclosed in the future as discussed in the Company’s October 2007 response letter to the Staff) is sufficient, especially in light of the fact that the Company expects to provide additional analysis on the reasons why an earned award is below target, at target or above target.

Conclusion

The Company believes it fulfills the requirements of Exemption 4 by establishing that the commercial or financial information contained in the Confidential Measures is not usually released to the public, that the Company is in actual competition with others in its business and for talent, and that the Company and consequently its stockholders will likely incur substantial injury as a result of the disclosure of the Confidential Measures.

Non-Qualified Pension Plans, page 33

3.	We have considered your response to comment 14 in our letter dated August 21, 2007. Since you use the Towers Perrin Employee Benefits Information Center Survey to benchmark the targeted amount of total retirement benefits to your named executive officers, please identify all of the companies in the survey. See Regulation S-K Item 402 (b)(2)(xiv).

Response: Over 700 U.S. companies representing 38 industries participate in the Towers Perrin Employee Benefits Information Center Survey. Each participant, including Whirlpool, agrees to share data on its employee benefit plans and programs on a confidential basis, with the assurance that only aggregate data will be disclosed. To allow the Company to benchmark retirement benefits for named executive officers,

Securities and Exchange Commission

January 17, 2008

Towers Perrin provided survey data using a database consisting of all Employee Benefits Information Center participants that included data on executive benefit programs.

If appropriate, rather than include a listing of each of the several hundred companies that provide data to the Employee Benefits Information Center, in future filings, the Company will include the following statement:

Whirlpool benchmarks retirement benefits for named executive officers using data provided to the Towers Perrin Employee Benefits Information Center by other U.S. companies that provide survey data on executive benefits. The Towers Perrin Employee Benefits Information Center database contains information on over 700 companies of varying size, competing in a variety of industries. Accordingly, this benchmarking tool includes data on a much broader base of companies than those included in the executive compensation comparator group.

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I trust that the foregoing has been responsive to the Staff’s comments. All inquiries, questions, comments, notices and orders with respect to this letter, should be directed to the undersigned at (269) 923-3223 or via facsimile at (269) 923-3722.

Sincerely,

/s/ Daniel F. Hopp

Daniel F. Hopp

Senior Vice President, Corporate Affairs,

General Counsel and Secretary

Securities and Exchange Commission

January 17, 2008

cc:	Paul G. Stern, Ph.D.
Chair, Human Resources Committee of the Board of Directors of Whirlpool Corporation

Jeff M. Fettig
Chairman of the Board and Chief Executive Officer, Whirlpool Corporation

Roy W. Templin
Executive Vice President and Chief Financial Officer, Whirlpool Corporation

David A. Binkley
Senior Vice President, Global Human Resources, Whirlpool Corporation

Robert J. LaForest
Vice President and Associate General Counsel, Whirlpool Corporation

Robert M. Hayward
Kirkland & Ellis LLP